UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                              ---------------------


                                    FORM 11-K

                    Annual Report Pursuant to Section 15 (d)
                     of the Securities Exchange Act of 1934


 For the fiscal year ended December 31, 2005   Commission file number 1-4858


                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN


     Plan Address:                      521 West 57th Street
                                        New York, New York 10019

     Issuer of Registered Securities:   International Flavors & Fragrances Inc.
                                        521 West 57th Street
                                        New York, New York 10019

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.

                         RETIREMENT INVESTMENT FUND PLAN

                              FINANCIAL STATEMENTS

                                       AND

                              SUPPLEMENTAL SCHEDULE

                   * * * * * * * * * * * * * * * * * * * * * *

                           DECEMBER 31, 2005 AND 2004

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
       TABLE OF CONTENTS TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2005





                                                                                  Page
                                                                                  ----
Report of Independent Registered Public Accounting Firm                             1


Financial Statements:


         Statement of Net Assets Available for Plan
            Benefits at December 31, 2005 and 2004                                  2

         Statement of Changes in Net Assets Available for Plan
            Benefits for the Years Ended December 31, 2005 and 2004                 3

         Notes to Financial Statements                                              4-11

Supplemental Schedules:

         Part 1 - Schedule H, line 4i - Schedule of Assets (Held at End of Year)    12

         Signatures                                                                 13

         Exhibit 23.1 - Consent of Independent Registered Public Accounting
            Firm

           (*) Other supplemental schedules required by 29 CFR2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

             Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of International Flavors & Fragrances Inc.
Retirement Investment Fund Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") at December 31, 2005 and December 31, 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP
-------------------------------
New York, New York
June 23, 2006

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                         December 31,
                        Assets                                    2005                  2004
--------------------------------------------------------   ----------------      ----------------

Investments at Fair Value:
  International Flavors & Fragrances Inc.
     Common Stock Fund                                   $       7,547,171     $      10,387,908
  Vanguard Long-Term Investment Grade Fund                       8,188,417             7,444,080
  Vanguard Prime Money Market Fund                              40,533,089            47,184,744
  Vanguard 500 Index Fund                                       47,180,948            48,465,601
  Vanguard U.S. Growth Fund                                     12,084,374            11,968,108
  Vanguard International Growth Fund                            12,707,392            10,790,334
  Vanguard Total Bond Market Index Fund                          9,241,034             8,834,759
  Vanguard Explorer Fund                                         6,969,631             6,559,123
  Vanguard PRIMECAP Fund                                         8,672,368             8,512,143
  Vanguard Asset Allocation Fund                                 3,954,536             3,660,302
  Vanguard Mid-Cap Index Fund                                    9,130,279             6,752,133
  Vanguard Equity Income Fund                                    2,571,222             1,246,664
  Vanguard Retirement Savings Trust                              6,728,980                     -
Participant Loans                                                4,016,664             3,721,094
                                                           ----------------      ----------------

        Total Investments                                      179,526,105           175,526,993


Accrued Dividends and Interest Receivable                           42,659                58,409

                                                           -----------------     ----------------

Net Assets Available for Plan Benefits                   $     179,568,764     $     175,585,402
                                                           =================     ================


The accompanying Notes are an integral part of these financial statements

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                                          Year Ended December 31,
                                                                        2005                   2004
                                                                  ----------------      -----------------
Contributions:
  Company contributions                                           $      2,667,012      $      2,668,920
  Participant contributions                                              9,704,478             9,388,013
                                                                  ----------------      -----------------

     TOTAL CONTRIBUTIONS                                                12,371,490            12,056,933
                                                                  ----------------      -----------------

Investment Income:
  Dividends and Interest                                                 5,087,251             2,977,051
  Net Appreciation (Depreciation) of Investments                         2,626,317            11,414,106
                                                                  ----------------      -----------------

     TOTAL INVESTMENT INCOME                                             7,713,568            14,391,157

Other asset transfers                                                            -                95,432
                                                                  ----------------      -----------------

         TOTAL ADDITIONS                                                20,085,058            26,543,522
                                                                  ----------------      -----------------

Benefits Distributed                                                   (16,097,366)           (8,995,880)
Administrative Fees                                                         (4,330)               (4,390)
                                                                  ----------------      -----------------

         TOTAL DISBURSEMENTS                                           (16,101,696)           (9,000,270)
                                                                  ----------------      -----------------

Net Increase in Participants' Balances During Year                       3,983,362            17,543,252

Net Assets Available for Plan Benefits at Beginning of Year            175,585,402           158,042,150
                                                                  ----------------      -----------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS AT END OF YEAR             $    179,568,764      $    175,585,402
                                                                  ================      =================



The accompanying Notes are an integral part of these financial statements

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 1 - DESCRIPTION OF THE PLAN:
---------------------------------

     The following description of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for complete information.

A.  General:

     The Plan is a defined contribution plan covering all U.S. based employees of International Flavors & Fragrances Inc. and its domestic subsidiaries (the "Company"), with the exception of the unionized employees located in
Jacksonville, Florida. The Plan will be amended as of January 1, 2006 to preclude employees hired on or after that date from participating in the same manner as existing employees. The Plan also covers certain U.S. citizens temporarily assigned to subsidiaries abroad. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees become eligible to participate in the Plan 30 days from the first date of employment.

B.  Administration of the Plan:

     The Vanguard Fiduciary Trust Co. is the Trustee of the Plan. The Administrative Committee, appointed by the Company's Board of Directors, is responsible for administration of the Plan; the Administrative Committee has appointed the Vanguard Group ("Vanguard") to carry out most of the day-to-day activities of administration.

C.  Investments:

     The Plan offers participants twelve investment funds and a tax-exempt collective trust. Participants have the option to invest in, and direct their matching contribution towards any of the following funds:

IFF Common Stock Fund: This fund consists principally of common stock of the Company and cash or cash equivalents deemed necessary for orderly investment in such stock and for anticipated cash requirements.

Vanguard Long-Term Investment Grade Fund: This fund seeks a high and sustainable level of current income consistent with the maintenance of principal and liquidity by investing in a diversified portfolio of long-term investment-grade bonds.

Vanguard Prime Money Market Fund: This fund seeks to add value by emphasizing specific issues and sectors of the money market that appear to be attractively priced based upon historical yield-spread relationships. The portfolio is designed to maintain a constant $1.00 share value. An investment in the money market fund is neither insured nor guaranteed by the U.S. Government, and there is no assurance that the fund will be able to maintain a stable net asset value of $1.00 per share.

Vanguard 500 Index Fund: This fund seeks investment results that parallel the performance of the Standard & Poor's 500 Composite Stock Index. The level of current income produced generally ranges from moderate to very low.

Vanguard U.S. Growth Fund: This fund seeks long-term capital appreciation by investing in common stocks of companies with above-average growth potential. Current income is incidental.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

Vanguard International Growth Fund: This fund seeks long-term capital growth by investing in common stocks of companies based outside the United States that have above-average growth potential. Effective December 31, 2005, a 2% redemption fee will be charged for any shares transferred out of this fund prior to the end of the two-month holding period.

Vanguard Total Bond Market Index Fund: This fund seeks investment results that parallel the performance of the Lehman Aggregate Bond Index.

Vanguard Explorer Fund: This fund seeks to provide long-term capital growth by investing in a diversified portfolio of small-company stocks with prospects for above-average growth.

Vanguard PRIMECAP Fund: This fund seeks to provide long-term capital growth by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions and skilled management teams. This fund also may invest in companies with below-average earnings but bright prospects for earnings growth. Effective December 31, 2005, any shares within a participant's plan exchanged into this fund are subject to a 1-year holding period. A 1% redemption fee will be charged for any shares transferred out of this fund prior to the end of the holding period.

Vanguard Asset Allocation Fund: This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds and money market instruments. The mix, or allocation, of the three types of assets changes from time to time depending on which mix appears to offer the best combination of expected returns and risk.

Vanguard Mid-Cap Index Fund: This fund seeks to parallel the performance of the Standard & Poor's MidCap 400 index, which comprises a market-weighted group of medium-sized U.S. companies.

Vanguard Equity Income Fund: This fund seeks to provide an above average level of current income and reasonable long-term capital appreciation by mainly investing in dividend-paying common stocks of established medium-size and large U.S. companies.

Vanguard Retirement Savings Trust: This tax-exempt collective trust seeks a stable share value of $1.00 and a high level of current income consistent with a 2-3 year average maturity by investing primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments.

D.  Cash or Deferred Wage and Salary Conversion Agreements:

     Each participant enters into a Cash or Deferred Wage and Salary Conversion Agreement ("CODA") with the Company, pursuant to which his or her Plan contributions are made. Such agreement specifies the portion of the participant's compensation, as defined in the Plan, during each Plan year that the participant elects to forego and have contributed by the Company to the participant's account with the Plan. Any such election remains in effect until changed by the participant. The Administrative Committee may limit the amounts specified in such agreements to ensure compliance with the antidiscrimination standards of Section 401(k) of the Internal Revenue Code (the "Code"). Subject to these limitations, participants may contribute up to 30% of their annual base wages, before bonuses and overtime, up to the maximum amount permitted under the Code. The maximum amount permitted per participant was limited to $14,000 in 2005, and $13,000 in 2004. Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions. Catch-up contributions are limited to $4,000 and $3,000 for eligible employees for 2005 and 2004, respectively. Amounts in excess of Code limits may, at the election of the participant, either be contributed to the Plan on an after-tax basis or treated as contributions to the Company's Deferred Compensation Plan ("DCP") if an employee is eligible to participate in the DCP.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

E.  Company Contributions:

     The Company matches 50% of the first 6% of the participant's compensation, as defined, that a participant contributes to the Plan, whether on a deferred or after-tax basis, or that is treated as a contribution to the DCP, as described in Section D above.

F.  Vested Benefits:

     All participants who were employed by the Company on December 31, 2000 continue to vest immediately in their contributions and the Company's matching contributions, plus earnings on all contributions. A participant whose employment with the Company commenced on or after January 1, 2001 vests immediately in his or her contributions to the Plan plus earnings thereon. He or she vests in the Company's matching contributions and the earnings thereon after three years of continuous credited service. At December 31, 2005 and 2004, forfeited nonvested amounts approximated $26,000 and $31,000, respectively. For the year ended December 31, 2005 there were forfeitures of $54,000 and forfeiture usages of $59,000. Forfeitures are used to reduce future employer contributions.

G.  Individual Accounts:

     A separate account is established and maintained for each active and former participant. Former participants are those who have terminated employment and have not yet received final payment of their account. The participant's contributions and the Company's matching contribution are credited to the specific participant's account. The participant's contributions and the Company's matching contributions are invested in one or more of the Plan's funds as directed by the participant.

     Participants' accounts are maintained on a unit basis for the IFF Common Stock Fund, and on a share basis for all other funds.

     Interest earned and dividends paid are credited to each participant's account based on accumulated daily account balances and reinvested in the respective fund.

H.  Transfers Between Funds:

     Participants may transfer all or a portion of their balance in any fund of the Plan to an alternative fund of the Plan. Exchanges must be in increments of 1%. Participants may make these transfers as frequently as on a daily basis by contacting Vanguard. However, participants will not be able to move money back into the same fund within 60 days. This policy applies to all funds except for Vanguard Prime Money Market Fund and Vanguard PRIMECAP Fund.

I.  Loans and In-service Withdrawals:

     Participants may borrow from the Plan as described in Note 4. A participant may withdraw all or a portion of his or her balances if bona fide financial necessity can be demonstrated to the Plan's Administrative Committee ("hardship withdrawal"). A participant who makes a hardship withdrawal is limited by the Internal Revenue Code as to the amount of CODA contribution he or she may make for the taxable year following the year of the withdrawal. The amounts of in-service withdrawals are limited by government regulation to amounts contributed under CODA agreements and earnings on such contributions.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

J.  Rollover Contributions:

     Participants who receive eligible rollover distributions from another qualified plan may roll that distribution over into the Plan. Eligible rollover distributions are those that come directly from either another qualified retirement plan or an Individual Retirement Account ("IRA") which was set up to hold a distribution from another qualified retirement plan on a temporary basis. Rollover amounts can only include pretax contributions, plus any untaxed earnings thereon. All rollovers from the IRA must be made within one year of original distribution from the qualified retirement plan.

K.  Benefit Payments:

     On termination of service due to death, disability, or retirement, a participant or beneficiary may elect to receive benefits based on one of the following options:

     -     A lump-sum payment;
     -     Periodic payments;
     -     A 50% joint and survivor annuity to a married participant; or
     -     A single life annuity.

     Lump sum or installment payments may be made in cash or securities at the direction of the Plan's Trustee. When periodic payments are elected, a participant's interest remains in the Plan and continues to receive allocations of earnings and losses until distribution.

L.  Termination of Plan:

     The Company may terminate the Plan at any time. In such event, the total amounts in participants' accounts shall continue in the trust for their benefit and continue to vest in accordance with Note 1F above, and shall be paid to them or their designated beneficiaries, as described in Note 1K above, upon retirement, death, disability or termination of employment. At the present time, the Company has no intention to terminate the Plan.


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:
-----------------------------------------

     The following is a summary of the significant accounting policies followed by the Plan:

A.  Method of Accounting:

     The Plan's financial statements are prepared on the accrual basis of accounting in conformity with accounting standards generally accepted in the United States of America.

B.  Valuation of Investments:

     The IFF Common Stock Fund is valued on the closing price of the underlying stock at the valuation date. Mutual funds are valued at net asset value of the underlying stock at the valuation date. Money market funds are stated at cost at the valuation date and participants' loans are stated at cost, which approximates fair value.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004

C. Security Transactions and Related Investment Income:

     Security transactions are recorded on the trade date; interest income is recorded on the accrual basis; dividend income is recorded on the ex-dividend date. Capital gain distributions from mutual funds are recorded as dividend income.

     The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation (depreciation) on those investments.

D.  Administrative Expenses:

     All expenses that arise in connection with the administration of the Plan are paid by the Company except for loan administration fees (see Note 4). Brokerage fees are included in the cost of investments when purchased and are deducted from proceeds received in determining realized gains and losses on investments sold. Investment advisory fees for the management of the Vanguard funds are expenses of the funds.

E.  Contribution Income:

     Company contributions are recognized during the same period in which the Company makes payroll deductions from the participants' earnings for the participant contributions. Contributions made in accordance with participants' CODA agreements (see Note 1D) are recognized during the period in which the Company makes payroll deductions from the participants' earnings.

F.  Benefit Obligations:

     Benefits are recorded when paid.

G.  Risks and Uncertainties:

     The Plan provides for various investment options in any combination of investment funds described in Note 1C. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in market value could materially affect participants' account balances and the amounts reported in the financial statements.

H.  Use of Estimates:

     The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 3 - TAX STATUS:
--------------------

     The Internal Revenue Service has determined and informed the Company via a favorable determination letter dated August 22, 2001 that the Plan is designed in accordance with applicable sections of the Code. Since the date of the most recent request for determination to the Internal Revenue Service, the Company has made certain amendments to the Plan. However, the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


NOTE 4 - PARTICIPANT LOANS:
---------------------------

     Upon application, the Trustees may make a loan to a participant in an amount not exceeding 50% of the balance in the participant's account, or $50,000, with a minimum loan of $1,000. Loan withdrawals are allocated, as applicable, to the participant's balance in each of their investment funds. The loans are collateralized by the balance in the participants' accounts and bear interest at a fixed rate equal to the Citibank, N.A. prime rate, plus 1/2 percent, at date of withdrawal, but in no case in excess of the legal rate of interest. Loans are subject to a loan origination fee of $30, which is deducted from the loan proceeds. In addition, participants with outstanding loans are subject to an annual administrative fee of $10, which is deducted from their respective accounts each July, except for the first year of the loan.

     Interest rates on outstanding participant loans at December 31, 2005 and 2004 range from approximately 4.5% to approximately 10.0%.


NOTE 5 - RELATED PARTY TRANSACTIONS:
------------------------------------

     The IFF Common Stock Fund invests in shares of the Company's stock. The fund is designed as a means for employees to participate in the potential long-term growth of the Company. Investments in the Company stock is a party in interest transaction.

     Certain Plan investments consist of units in investment funds managed by Vanguard. Vanguard is a party-in-interest as defined by ERISA.

     In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.


NOTE 6 - TRANSFER OF ASSETS:
---------------------------

     Other asset transfers in 2004 in the amount of $95,432 include transfers from the International Flavors Retirement Investment Fund Plan/Union Employees, an affiliated plan.


NOTE 7 - NET APPRECIATION/(DEPRECIATION) ON INVESTMENTS:
--------------------------------------------------------

     The net appreciation/(depreciation) in the fair value of investments (including gains and losses on investments sold during the year) was as follows:

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004





                          YEAR ENDED DECEMBER 31, 2005

                                                            International
                                                              Flavors &                                      Net
                                                           Fragrances Inc.                              Appreciation/
                                                           Common Stock Fund        Mutual Funds       (Depreciation)
                                                       ----------------------   ------------------  -------------------
 IFF Common Stock Fund                                         $ (2,252,746)           $         -         $ (2,252,746)
 Vanguard Long-Term Investment Grade Fund                                                  (38,863)             (38,863)
 Vanguard 500 Index Fund                                                                 1,372,812            1,372,812
 Vanguard U.S. Growth Fund                                                               1,160,284            1,160,284
 Vanguard International Growth Fund                                                      1,221,026            1,221,026
 Vanguard Total Bond Market Index Fund                                                    (184,347)            (184,347)
 Vanguard Explorer Fund                                                                     18,208               18,208
 Vanguard PRIMECAP Fund                                                                    352,550              352,550
 Vanguard Asset Allocation Fund                                                            117,274              117,274
 Vanguard Mid-Cap Index Fund                                                               934,189              934,189
 Vanguard Equity Income Fund                                                               (74,070)             (74,070)

                                                       ----------------------   ------------------  -------------------

                         Total                                 $ (2,252,746)           $ 4,879,063         $  2,626,317
                                                       ======================   ==================  ===================




                          YEAR ENDED DECEMBER 31, 2004

                                                            International
                                                              Flavors &                                      Net
                                                           Fragrances Inc.                              Appreciation/
                                                           Common Stock Fund        Mutual Funds       (Depreciation)
                                                       -----------------------  -------------------  -------------------
 IFF Common Stock Fund                                          $ 2,060,909            $         -         $ 2,060,909
 Vanguard Long-Term Investment Grade Fund                                                  177,086             177,086
 Vanguard 500 Index Fund                                                                 3,883,205           3,883,205
 Vanguard U.S. Growth Fund                                                                 753,610             753,610
 Vanguard International Growth Fund                                                      1,498,417           1,498,417
 Vanguard Total Bond Market Index Fund                                                     (41,729)            (41,729)
 Vanguard Explorer Fund                                                                    718,940             718,940
 Vanguard PRIMECAP Fund                                                                  1,057,142           1,057,142
 Vanguard Asset Allocation Fund                                                            259,494             259,494
 Vanguard Mid-Cap Index Fund                                                               994,945             994,945
 Vanguard Equity Income Fund                                                                52,087              52,087

                                                       -----------------------   ------------------  -------------------

                         Total                                  $ 2,060,909            $ 9,353,197         $11,414,106
                                                       =======================   ==================  ===================

                    INTERNATIONAL FLAVORS & FRAGRANCES INC.
                         RETIREMENT INVESTMENT FUND PLAN
                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2005 AND 2004


NOTE 8 - PLAN INVESTMENTS REPRESENTING 5% OR MORE OF THE PLAN'S NET ASSETS:
---------------------------------------------------------------------------

     Investments at fair value that represent 5% or more of the Plan's net assets at December 31, 2005 and 2004 were as follows:

                                                                                      2005             2004
                                                                                      ----             -----
      Common Stock Fund:
        International Flavors & Fragrances Inc. Common Stock Fund                $        -        $10,387,908

      Mutual Funds:
        Vanguard Prime Money Market Fund                                          40,533,089        47,184,744
        Vanguard 500 Index Fund                                                   47,180,948        48,465,601
        Vanguard U.S. Growth Fund                                                 12,084,374        11,968,108
        Vanguard Mid-Cap Index Fund                                                9,130,279                 -
        Vanguard International Growth Fund                                        12,707,392        10,790,334
        Vanguard Total Bond Market Index Fund                                      9,241,034         8,834,759

                              SUPPLEMENTAL SCHEDULE
                              ----------------------

                     INTERNATIONAL FLAVORS & FRAGRANCES INC.
                     ---------------------------------------
                         RETIREMENT INVESTMENT FUND PLAN
                         -------------------------------

         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
         --------------------------------------------------------------

                                DECEMBER 31, 2005
                                -----------------

(a)                  (b)                                          (c)                          (d)             (e)
                                                Desciption of Investment, including
      Identity of Issue, Borrower, Lessor,      Maturity Date, Rate of Interest,                             Current
      or Similar Party                          Collateral, Par or Maturity Value             Cost            Value
---- -----------------------------------------  --------------------------------------------------------   -----------
 *   International Flavors & Fragrances Inc.    Common stock                               $  7,141,324   $  7,547,171

 *   Vanguard Retirement Savings Trust          Common/Collective Trust                       6,728,980      6,728,980

 *   Vanguard Long-Term Investment Grade Fund   Mutual Fund                                   7,877,445      8,188,417

 *   Vanguard Prime Money Market Fund           Mutual Fund                                  40,533,089     40,533,089

 *   Vanguard 500 Index Fund                    Mutual Fund                                  38,544,794     47,180,948

 *   Vanguard U.S. Growth Fund                  Mutual Fund                                  14,450,334     12,084,374

 *   Vanguard International Growth Fund         Mutual Fund                                  10,309,314     12,707,392

 *   Vanguard Total Bond Market Index Fund      Mutual Fund                                   9,345,573      9,241,034

 *   Vanguard Explorer Fund                     Mutual Fund                                   6,030,556      6,969,631

 *   Vanguard PRIMECAP Fund                     Mutual Fund                                   7,171,852      8,672,368

 *   Vanguard Asset Allocation Fund             Mutual Fund                                   3,516,268      3,954,536

 *   Vanguard Mid-Cap Index Fund                Mutual Fund                                   7,094,632      9,130,279

 *   Vanguard Equity Income Fund                Mutual Fund                                   2,587,791      2,571,222

 *   Participant Loans                          Varying maturity dates through
                                                12/31/2015, interest ranging
                                                from 4.5% to 10.0%, per annum                 4,016,664      4,016,664

                                                                                           ------------- -------------

                                                    TOTAL INVESTMENTS                      $165,348,616   $179,526,105
                                                                                           ============= =============


                     * denotes party-in-interest to the Plan


     See accompanying independent auditor's report

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                                International Flavors & Fragrances Inc.
                                Retirement Investment Fund Plan


         Date: June 23, 2006

                           By:  /s/ Steven J. Heaslip
                                ------------------------
                                Steven J. Heaslip
                                Member, Management Committee for Savings Plans



                           By:  /s/ Charles D. Weller
                                -------------------------
                                Charles D. Weller
                                Member, Management Committee for Savings Plans

                                  EXHIBIT INDEX


        Exhibit No.                 Description

        23.1                        Consent of PricewaterhouseCoopers LLP

                                                                  Exhibit 23.1





            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


         We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-54423) of International Flavors & Fragrances Inc. of our report dated June 23, 2006 relating to the financial statements of the International Flavors & Fragrances Inc. Retirement Investment Fund Plan, which appears in this Form 11-K.





         /s/ PricewaterhouseCoopers LLP
         ------------------------------
         New York, New York
         June 26, 2006